

08031752

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAY 23 2008

Washington, DC
101

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

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SEC FILE NUMBER
8-48743

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/07_____ AND ENDING _____03/31/08_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Beanpot Financial Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1073 Gage Street
_____
(No. and Street)

Winnetka   Illinois   60093
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. O' Callahan   312-930-6666
_____
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
_____
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd Suite 2045   Chicago   IL   60604
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 3 0 2008

FOR OFFICIAL USE ONLY



OATH OR AFFIRMATION

I, ___John O'Callahan_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___Beanpot Financial Services, Inc_____ , as of ___March 31_____ , 2008,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report **contains (check all applicable boxes):
- x] (a) Facing page.
- x] (b) Statement of Financial Condition.
- x] (c) Statement of Income (Loss).
- x] (d) Statement of Changes in Cash Flows.
- x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x] (g) Computation of Net Capital.
- x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC 1410 (3-91)

Beanpot Financial Services, Inc.
(An Illinois Corporation)

Financial Statements
Year Ended March 31, 2008, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

Beanpot Financial Services, Inc.
Annual Report
For the Year Ended March 31, 2008

Table of Contents

Robert Cooper & Company CPAs P.C.
141 West Jackson Blvd. Suite 2045
Chicago, Illinois 60604
312-322-2238
Fax: 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Beanpot Financial Services, Inc

We have audited the accompanying consolidated statement of financial condition of **Beanpot Financial Services, Inc.** (the Company) as of March 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to **Beanpot Financial Services, Inc.** as of March 31, 2008 above present fairly, in all material respects, the consolidated financial position of, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPAs P.C.
Chicago, Illinois 60604
May 15, 2008

Beanpot Financial Services, Inc.
Statement of Financial Condition
March 31, 2008

ASSETS

Cash	$	162,403
	$	162,403

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued payables	$	1,750
Due to shareholder		53,770
		55,520
Stockholders Equity		
Common Stock - no par value		
1000 shares authorized 500		
issued and outstanding		1,000
Preferred Stock - 100 Par value 8% Non-cummulative		
1000 shares authorized 500 issued and outstanding		50,000
Additional paid in capital		44,566
Retained earnings		11,317
		106,883
	$	162,403

The accompanying notes should be read in
conjunction with the financial statements

Beanpot Financial Services, Inc.
Statement of Income
For the Year Ended March 31, 2008

REVENUES

Commissions on SEC	$	271,676
Commissions from IB		35,000
Other income		655
Total Revenues		307,331

EXPENSES

Payroll Expense	201,171
Professional fees	5,875
Insurance	48,139
Data services, on-line fees and quote fees	13,232
Telephone and communication charges	11,101
Other operating expenses	72,237
Total Expenses	351,755
Net income before provision of income taxes	-44,424
Provisions for state taxes tax	
Provisions for federal taxes benefit	
Net Income for year	$ -44,424

The accompanying notes should be read in
conjunction with the financial statements

Beanpot Financial Services, Inc.
Statement of Changes of Stockholder's Equity
For the Year Ended March 31, 2008

	COMMON STOCK	PREFERRED STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances					
April 1, 2007	$1,000	$50,000	$44,566	$55,741	$151,307
Prior year adjustment				0	
Net Income for year				-44,424	-$44,424
March 31, 2008	$1,000	$50,000	$44,566	$11,317	$106,883

Beanpot Financial Services, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2008

Cash flows from operations		
Net Income	$	-44,424
Adjustments to reconcile net income to cash used in operations:		
Decrease in accounts receivable		0
Decrease in salaries payable		
Decrease in Accounts payable		-200
Net cash provided by operating activities		-200
Cash flows from financing activities		
		0
Increase in loans/advances		53,770
Net cash provided from financing activities		53,770
Change in Cash	$	9,146
Cash at beginning of year		153,257
Cash at end of year	$	162,403

No interest expense paid in fiscal year end 2008

The accompanying notes should be read in
conjunction with the financial statements

BEANPOT FINANCIAL SERVICES, INC.
(An Illinois corporation)
Notes to Financial Statements
March 31, 2008

1. COMPANY ORGANIZATION

Beanpot Financial Services, Inc. ("The Company") was incorporated under the laws of the State of Illinois on November 16, 1991. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) with offices in Chicago, Illinois and Boston, Massachusetts. The Company is also a guaranteed introducing broker (IB). The guarantor is Man Financial, Inc. a registered Futures Commission Merchant (FCM) and a registered broker-dealer. The Company will try to match up a potential client to a primary broker dealer so that that broker dealer will do the execution that customers business. In return the Company earns a commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

The Company clears their commission transactions through another broker-dealer on a fully disclosed basis. The amounts receivable from the broker dealer are positive cash balances. Trailing commissions are booked as earned at the end of the month.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trailing commissions are paid to the Company for the referral of business to the primary broker dealer in return for getting the execution business.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157 on fair value measurement. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value. The information used to

measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The stand does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscals years beginning after November 25, 2007, and interim periods within those fiscal years. The Company has adopt SFAS No. 157 effective January 1, 2008, and the impact of the adoption of SFAS No. 157 is not significant to the Company's overall results of operations or financial position.

3. INCOME TAXES

The Company is taxed as a Personal Service Corporation for federal income tax purposes. The Company files on a calendar year for tax purposes. The Company files their taxes on a calendar year end basis. At December 31, 2007 their was no income tax liability.

4. NET CAPITAL REQUIREMENTS

As a registered NASD broker-dealer, Beanpot Financial Services, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Beanpot Financial Services, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At March 31, 2008 the Company had net capital of $106,883. The net capital was $76,863 in excess of the required minimum net capital.

5. Preferred stock

The preferred stock is an 8% non-commutative dividend paying stock.

6. Firm commitments

The company has a lease commitment for their office space in Winnetka. The Future minimum lease payments are as follows:

April 1, 2007- June 30, 2008	$7,920
July 1, 2008- June 30 2009	$8,500

7. Subsequent events

The Company has nothing to report

Beanpot Financial Services, Inc.
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
March 31, 2008

Total stockholder's equity	$	106,883
Haircut's required		0
Non allowable assets		0
Net Capital		106,883
Minimum net capital requirement		30,000
Excess Net capital	$	76,883
Excess net capital at 1000%	$	106,708

The accompanying notes should be read in
conjunction with the financial statements

Beanpot Financial Services, Inc.
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
March 31, 2008

OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

	$
Accrued expenses payable	1,750
	$ 1,750

Ratio: Aggregate Indebtedness
to Net Capital 1.6373%
to 1

Statement pursuant to paragraph (d) (4) of rule 17a-5
There are no material differences between the amount presented
in the computation of net capital set forth above and the amount as reported
in the Company's unaudited Part IIA FOCUS reported as of March 31, 2008.

The accompanying notes should be read in
conjunction with the financial statements

BEANPOT FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2008

.

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: THE COMPANY, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA's P.C.
141 West Jackson Blvd. Suite 2045
Chicago, Illinois 60604
312-322-2238
fax 312-698-8722

Board of Directors
Beanpot Financial Services, Inc:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Beanpot Financial Services, Inc (the Company), for the year ended March 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:
1.   Making quarterly securities examinations, counts, verifications, and comparisons
2.   Recordation of differences required by rule 17a-13
3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because

of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPAs P.C.
Chicago, Illinois 60605
May 15, 2008

Beanpot Financial Services, Inc.
Reconciliation from audit report to FOCUS
For the Year Ended March 31, 2008

Balance Sheet

Assets per audit report	$	162,403.00
Assets per FOCUS filing		350,703.00
difference		188,300.00
reclass of loan to shareholder previously distributed out of retained earnings		-188,300.00
Liabilities per audit report		55,520.00
Liabilities per FOCUS		1,750.00
difference due to reclass of loan from shareholder		-53,770.00
Equity per Audit Report		106,883.00
Retained Earning per FOCUS report		348,953.00
Difference due to loan amount distributed out and loan from shareholder		-242,070.00
Difference in liabilities and difference in assets		242,070.00
net difference		0.00
Income statement per audit report		-44,424.00
Annual Income per FOCUS filing		-44,424.00
		0.00
Total		0.00

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING MARCH 31, 2008

To the best of my knowledge and belief, the information contained herein is accurate and complete.

John J. O'Callahan
President

END